Exhibit 15.3

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

On June 14, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 16, 2022 with an audit report issued by Union Power HK CPA Limited (“Union Power”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file the annual report on the Original Form 20-F.

Based on an examination of its register of members and public filings made by its shareholders, as of April 21, 2023, shareholders held 10% or more of the total outstanding ordinary shares of the Company included MYU (as defined below), Hawyu (HK) Limited, Mr. Zhou Pengwu and Ms. Ding Wenting and Peak Asia Investment Holdings V Limited. To the Company’s knowledge, as of April 21, 2023, other than MYU, none of the shareholders that hold 10% or more of the total outstanding ordinary shares of the Company are controlled by any government entity in Hong Kong or mainland China.

(i)	Dr. Zhou Pengwu and Ms. Ding Wenting, together owned 25.7% of the Company’s total outstanding ordinary shares by themselves and through their affiliate entities, namely Seefar Global Holdings Limited, Jubilee Set Investments Limited and Pengai Hospital Management Corporation. Each of Dr. Zhou Pengwu and Ms. Ding Wenting is a natural person not affiliated with any government entities.

(ii)	Hawyu (HK) Limited owned 16.4% of the Company’s total outstanding ordinary shares, which is ultimately beneficially owned by Lafang China Co., Ltd (603630.SS), a company listed on the Shanghai Stock Exchange. Based on the review of the public filings concerning Lafang China Co., Ltd on the Shanghai Stock Exchange, other than Mr. Wu Guiqian, Australia Wanda International Company Limited and Ms. Wu Binhua, no shareholder interested in 5% or more of the shares of Lafang China Co., Ltd, and none these three shareholders is affiliated with any government entities.

(iii)	Peak Asia Investment Holdings V Limited owned 11.9% of the Company’s total outstanding ordinary shares, which is ultimately beneficially owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Jianyi Zhu (Kenichi Shu), and none of these three shareholders is affiliated with any government entities.

As the Company previously announced on Form 6-K filed on February 16, 2023, the Company closed the private placement entered into and initiated announced on July 20, 2022. As a result, as of April 21, 2023, the date of the Original Form 20-F, Hainan Oriental Jiechuang Investment Partnership (“Jiechuang”), through its wholly-owned subsidiary, MY Universe (HK) Limited (“MYU”), held 36,402,570 ordinary shares of our Company (the “Jiechuang Shares”), representing 27.9% of the total number of ordinary shares issued and outstanding as of the same date. MYU is a company incorporated in Hong Kong. Jiechuang is a limited partnership incorporated in Hainan Province, China, which has two general partners, namely, Shenzhen Lafang Investment Management Co., Ltd. (“LaFang Investment”) and Shenzhen Venture Capital M&A Fund Management (Shenzhen) Co., Ltd. (“SVC”). The majority of the equity interest of SVC is collectively and beneficially owned by several government-owned entities of the PRC.

Pursuant to the Limited Partnership Agreement of Jiechuang, LaFang Investment acts as the executive general partner and is responsible for directing and managing the day-to-day operations and shall act as a legal representative for Jiechuang vis-a-vis third parties. LaFang Investment’s responsibilities with regard to Jiechuang include but not limited to, (i) executing investment, (ii) procurement, management and disposal of assets; (iii) directing and managing day-to-day operations and (iv) execution, delivery and performance contracts. Conversely, SVC, as a general partner, has the right to (a) monitor the opening, maintenance and cancellation of bank accounts on behalf of Jiechuang and (b) receive prior notice from LaFang Investment and give written consent over certain matters, including but not limited to decisions made by LaFang Investment related to investment, legal proceeding, and contractual obligations.

In addition, Shenzhen Luohu Red Earth Venture Capital Asset Management Limited (“Red Earth”) acts as a manager of Jiechuang. Red Earth is mainly responsible for fund management related matters, including but not limited to procuring limited partners, fund raising, evaluating investment opportunities and monitoring invested companies. Red Earth is a government-owned enterprise.

Furthermore, pursuant to the shareholder agreement among the Company, Jiechuang and certain other shareholders entered into on July 20, 2022, the board of directors of our Company shall be no more than eleven members, and Jiechuang has the right to nominate four directors of our Company.

Based on the analyses below, the board of Directors of the Company is of the view that it is not owned or controlled by a governmental entity in mainland China by nature of beneficiary ownership of the Jiechuang Shares as of the date of the Original Form 20-F, in particular because as beneficiary owners of Jiechuang, LaFang Investment is capable of exerting more direct and substantive influence on our Company than SVC in relation to the Jiechuang Shares:

(i)	LaFang Investment, as the executive general partner of Jiechuang, is responsible for directing and managing the day-to-day operations, including making decisions on voting and the disposal of the Jiechuang Shares. Such decisions will be initiated by LaFang Investment in its discretion, and SVC’s consent right is in comparison passive and protective in nature;

(ii)	As of the date of this Form 20-F/A, Jiechuang did not nominate any director to the board of directors of the Company. Jiechuang has indicated to the Company that if and when Jiechuang designates nominees for directors of the Company, the nomination will be made by LaFang Investment subject to notification to and consent by SVC; and

(iii)	Red Earth’s role as a manager of Jiechuang focuses on fund management of Jiechuang and not the decision making and direction of voting in relation to the Jiechuang Shares.

Based on the analysis above, the board of Directors of the Company believes that it is not owned or controlled by a governmental entity in Hong Kong or mainland China.

Date:	September 22, 2023

By:	/s/ Zhang Chen
Name:	Zhang Chen
Title:	Chairman